SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                      Wackenhut Corrections
------------------------------------------------------------
                        (Name of Issuer)


                          Common Stock
------------------------------------------------------------
                 (Title of Class of Securities)

                            929798106
------------------------------------------------------------
                        (CUSIP Number)

Check the following box if a fee is being paid with this statement. [ ]

1. Name of Reporting Person(s)     CoreStates Financial Corp

   SSN or IRS Identification
   No (s) of Above Person(s)       23-1899716

2. Check the Appropriate Box
   If a Member of a Group
   (See Instructions)              [ X ]

3. SEC Use Only

4. Citizenship or Place of
   Organization                    Pennsylvania

Number of Shares Beneficially
Owned by Each Reporting Person with

    5. Sole Voting Power           12,000,000

    6. Shared Voting Power               -0-

    7. Sole Dispositive Power            -0-

    8. Shared Dispositive Power          -0-

9.  Aggregate Amount Beneficially
    Owned by Each Reporting Person  12,000,000


10. Check if the Aggregate Amount
    in Row 9 Excludes Certain Shares
    (See Instructions)

11. Percent of Class Represented by
    Amount in Row 9                   54.9199%

12. Type of Reporting Person(s)
    (See Instructions)                HC-BK


Item 1.

 (a) Name of Issuer         Wackenhut Corrections

 (b) Address of Issuer's Principal Executive Offices

                            1500 San Remo Avenue
                            Coral Gables, FL 33146

Item 2.

 (a) Name of Person Filing: CoreStates Financial Corp.

 (b) Address of Principal Business Office or, if none, Residence


                            Broad & Chestnut Streets
                            Philadelphia

 (c) Citizenship            Pennsylvania

 (d) Title of Class of Securities

 (e) CUSIP Number           775371107


Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

 (a) [ ] Broker or dealer registered under Section 15 of the Act.

 (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

 (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

 (d) [ ] Investment Company registered under Section 8 of the
         Investment Company Act.

 (e) [ ] Investment Adviser registered under Section 203 of the
         Investment Advisers Act of 1940.

 (f) [ ] Employee Benefit Plan, Pension Fund, which is subject to the provisions of the Employee Retirement Income
         Securities Act of 1974, or Endowment Fund.

 (g) [X] Parent Holding Company, in accordance with
         Section 240.13-1(b) (1) (ii) (H).

 (h) [ ] Group, in accordance with Section 240.13d-1(b)
         (1) (ii) (H).

Item 4.  Ownership

      As of September 30, 1996, the reporting person filing this statement through its wholly owned subsidiary, CoreStates Bank, N.A., beneficially owned the following amounts and percentages of securities of the above named issuer:

      (a) Amount Beneficially Owned     12,000,000

      (b) Percent of Class                 54.9199%

      (c) Number of Shares as to which such person has the:

         (i) sole power to vote or to direct the vote  12,000,000

        (ii)  shared power to vote or to direct the vote      -0-

        (iii) sole power to dispose or to direct the
              disposition of                                  -0-

        (iv)  shared power to dispose or to direct
              the disposition of                              -0-

Item 5.  Ownership of Five Percent or Less of a Class  N/A

Item 6.  Ownership of More then Five Percent on Behalf of
         Another Person

              CoreStates Bank, N.A., New Jersey National Bank and Meridian Bank hold the options reported above under various trust and custodial arrangements.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the
         Parent Holding Company

                CoreStates Bank, N.A., a bank as defined in Section 3(a) (6) of the Act.

Item 8.   Identification and Classification
          of Members of the Group                       N/A

Item 9.   Notice of Dissolution of Group                N/A

Item 10.  Certification

      By Signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have effect of changing or influencing the control of the issuer of participant in any transaction have such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     Date: November 12, 1996

     Mark  Stalnecker, Executive Vice President